INVEST IN **ESKUAD**

Digitizing the world's field operations with data power!



#AgendaEconómica
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STARTUP CHILENA INGRESÓ A IMPORTANTE PROGRAMA EN EE.UU.
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08:20

home.eskuad.com   Portland ME

Technology | Software | B2B | Minority Owned | Operations

LEAD INVESTOR

Jon Tandarich

I invested in Eskuad because their product made sense to me. It was surprising to hear that many in the natural resource industry were still using pen and paper while out on the job leading to inefficiencies. Investing in people is also important to me. I was fortunate enough to spend some time with the Eskuad team and was impressed by the passion and drive that the CEO and founder, Max, had when it came to his company and what they were trying to accomplish. I believe there is a tremendous opportunity for them to scale their product into various industries. I am excited to be a part of the company and watch them grow as they begin to close deals.

Invested $30,000 this round

Highlights

1. 📝 Field workers operate in remote areas collecting loads of data, most of them using pen and paper.

2. 🏆 We won the most innovative solution Award by Start-Up Chile!

2. 🏆 We won the most innovative solution Award by Start-Up Chile!

3. 🧑‍💻 We have software skills, field operations, and start-up experience, including 2 exits.

4. 🔥 We are a Techstars-backed company! 85% of their portfolio is successful!

5. 🌱 We have 4 customers in natural resources field services and users in America and Chile

6. 📈 The total addressable is $1.4B in America and bigger worldwide.

7. 🚀 We just launched our Beta Version, and we have 100 users.

Our Team

Max Echeverria Founder & CEO



Internationally Awarded Founder & CEO. He created an accelerator that was ranked nº1 in Chile for college-level startups, where he impacted 6000+ students in less than 3 years, launching new companies each term. Exited 2 previous startups.

Because we all grew up surrounded by field workers who needed to be out on the field working and collecting data for management, and process improvement. The problem is that they spend hours after office hours working instead of sharing with their kids... those kids were some of us.



Donald Inostroza Co-founder & CTO

Responsible for the design and development of one of the key innovations in Chilean wire transfers using mobile apps. Because of that, he served banks in America, Chile, airlines, and tv stations. Started 2 previous companies.



David Osorio Co-founder & Lead Sofware Developer

Has created a processes automation software for forestry. Also has built rental software for soccer fields and inventory, and a listing system for events. Which has been widely used nationally although he was the only developer behind the systems.

Pitch



Max Echeverria - Founder & CEO

Background
What's it like for field operators
Field operators across industries need to organize teamwork, collect data, and create reports.

Despite investments in modern machines and equipment, productivity has stagnated over the last 20 years, due to a lack of digital tools built for this unique type of work.



Source: McKinsey & Company Report


Background
What's it like for field operators
Field operators across industries need to organize teamwork, collect data, and create reports.
Operators work:
• spread out in remote and large areas
• without reliable internet service
• in harsh conditions
• with gloves and other heavy equipment
....as a result, they consistently return to tried and true paper solutions despite any new software or technologies released in the market.
Current solutions lead to:
• Bad reporting
• Miscommunication
• Inefficient planning
...resulting in a 20% increase in operational costs.
Field operators are responsible for environmental surveying and management, these problems can lead to catastrophic results and massive liabilities.
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Source: McKinsey & Company Report


Problem
There is a struggle to find solutions that adequately meet the needs of Field Operators as well as Software Teams
Software Team Friendly
vs
Field Operator Friendly
SAP
ORACLE
DataScope
Click
Google Forms
PRONTOFORMS
Digital
• Either Expensive or not reliable for Field Ops.
• Too complicated for field operators- bloated features
• Takes a lot of time to set up and deploy. Hard to setup/configure
• Requires fast internet connections to work well
• Not mobile friendly
Paper
• Lacks functionality needed by software and operations teams
• Takes significant time to translate paper forms and data collection to digital
• Translating data to digital leads to many errors
They require better connectivity, better data capturing processes, analytics and forecasting, and predictive models.
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3

All these tools are excellent, they have empowered workers in many places. But when it comes to field workers in the middle of nowhere it all falls apart.

*This is based on our user experience and testimonials by users in our target market.


Solution
A mobile-first field data platform designed specifically for field operations
We make it easy for field operators to organize their work, collect data, and generate reports; regardless of the conditions of their work.
We also make it easier for management to analyze and predict the future operations.
Field Workers
Communication's Flow
Field Managers
Customers
Auditors
Partners
Better UX, improves everything!
And it all starts with our synching algorithm
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We help workers collect data in real-time, and deliver it without worrying about connectivity, or synching.


Solution
We create the features, Companies customize as they need!

1. Fast Implementation
- Forms can easily be created and accessed directly from the app
- Simple API if they already have custom software/digital solutions
2. Unique seamless offline functionality
- Custom algorithm opportunistically syncs/uploads data with as low as an unreliable service signal.
3. Mobile first operability custom workflows and templates
- Collect data manually and automatically, data is captured in real time!
- It doesn't depends on internet service quality
Basic
$0
per user per month
1-5 Users
Pro
$25
per user per month
5+ Users
Advanced Team Work Features
Enterprise
$40
per user per month
Unlimited Users
Quantity Discounts
Unlimited API Calls
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*This is our target price, it can be affected by different circumstances related to changes in the market.

Team
Get to know our Squad
Max Echeverria
CEO and Founder
- Experienced Chilean entrepreneur with two successful exits
- Master's degree in Industrial Engineering
- Career focused in innovation and operations research for forestry and mining.
Donald Inostroza
CTO
- Accomplished software engineer with 15+ years of both startup and corporate experience
- Previously served as a CTO and Co-Founder as well as a lead software developer overseeing large teams at multinational corporations.
Board of Directors
Rachel McCarthy
Counsel & CFO
Cisco and IBM acquired companies
Webhire (IPO)
Mike Daoust
Global Managing Director
Chrome Enterprise, Google
Techstars M.D.
Lars Perkins
Founder Webhire (IPO) & Picasa
Former Director, PM Google
Accelerators + Partners
techstars_
ST>RT-UPCHILE
aws CTO Fellowship
GOODIE NATION
Google for Startups
Founder's Academy
mongoDB. FOR STARTUPS
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We won the **Most Innovative Solution award** at **Start-up Chile's Ignite 1** (2021), we got accepted into **The Roux Institute Techstars Accelerator** (2021), Donald is an alumnus of AWS' CTO Fellowship 2022, and Max successfully participated in **Google Founders Academy** 2022.

Competition
Eskuad is the first solution built specifically for field workers
Competition's Approach vs Eskuad's
Designed for IT vs Designed for Field Workers
Top-down & roll-out vs Bottom-up adoption
Owning Workflows vs Open ecosystem
RIP & Replace vs Live side-by-side
Premium Price vs Fair Price
Seamless Offline Operability
Online Only
Rigid Closed System
Open Flexible Ecosystem
eskuad
Field Service Management Software Revenue: $130 M SERVICEMAX
UpKeep Mobile Asset Operations Management Revenue: $21 M
DataScope Mobile Solution to Automate Field Operations Revenue: $3+ M
Field Team Management Software Recent YC Company FIELD PROXY
PRONTOFORMS Mobile Digital Paperwork Solution Revenue: $18+ M
End-to-End field solutions Revenue: $3.3 B Trimble
Google Forms
Click Field Service Management Software Revenue: $250+ M
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We have been testing our bottom-up adoption with our newest version, and guess what? **It is working! We just closed a corporate customer with this strategy.**

*This is based on our user experience and testimonials by users in our target market.



Market
Total Addressable Market
$1.4 B in America
$48 B
100M+ Field Workers Globally in Natural Resource Companies
$1.4 B
3 M Field Workers in USA Natural Resource Companies
$62 M
130 K Field Workers in New England Natural Resource Companies
$3 M
6.2 K Field Workers in New England Forestry Companies
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Sources: **DataUSA + Bureau of Labor Statistics & Other**, **Techstars Report**, **Techstars Report Presentation**

Traction
Our Customers
- 2 Countries: Chile + USA
- 5 Verticals: Forestry, Agriculture, Mining, Maritime + Shipping Operations, Environmental Management
- 150+ Users
- 500+ Forms
- 1000+ Monthly reports
Eskuad deployed in the field
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We have more users testing the app, and we expect to convert some of them into use cases and then business cases when companies decide to use our solution as corporate customers.

Testimonials
"With Eskuad, we have made our administrative work much easier to complete, and as such find it much easier to send our client reports in a timely manner.
The team has saved up to 2/3 of the time they spent recording their progress and submitting it for processing. They can now spend their time on the job, improving their productivity and increasing morale. "
15% Savings in Operation Costs
Ignacio Duran
Project Engineer
"We originally selected Eskuad as a tool to eliminate paper, digitize our data, and reduce transcription problems.
Once we implemented the system, we realized we could also use it to measure and manage employee productivity, data quality, and the safety of our field teams.
Eskuad is easy for our whole team to use and has become our most valuable tool for field operations."
20% Savings in Operators' Time
Cristian Duran
Forest Manager
"Eskuad is a very user friendly system. When workloads and stress increase having a system to easily enter information and create reports is really helpful. Eskuad helps generate data, providing useful visibility into the work happening in the field.
Whenever I use it i can easily login without any problems and have access to all the information I need."
All their processes automated
Fernanda Campos
Administrator
10







Our current customers are happy, they are getting more value than expected!

Go-to-market strategy
Roadmap



H2 '23
Expand to New Verticals + Scale
Sales:
- Invest in new verticals
- Expand sales team
- Open New Markets in America
Product:
- Spend on research and development: Connectivity between phones and using other available networks / AI / ML for Forecasting and Analytics
H1 '23
Grow US Sales
Sales:
- Standardize channels
- Expand sales team
- Land + Expand with Upsells and Referrals
- Expand across USA's East Coast geographically
Marketing:
- Increase marketing spend
- Develop other marketing channels beyond content marketing
Product:
- Spend on research and development to improve automatic data collection and reliability
H2 '22
Develop US Customers + Launch New Features
Sales:
- Prioritize features from customers
- Establish Product Led Growth
- Focus on New England natural resource companies
Marketing:
- Expand content marketing efforts w/ business cases and white papers
Product:
- Expand development team
- Develop and launch customer requested features
H1 '22
Raise Pre-seed + Develop Product V2
Sales:
- Hire 1-2 Customer Engineers
- Establish US Customer Partner Program
- Develop for Product Led Growth
Marketing:
- Create content marketing system
Product:
- Create certified templates
- Launch new improved product

When we raise, we expect to execute our plan, which consists of creating our marketing system using business cases. In order to do it, we will need more customer partners.
When we have enough users, we will start working on improved connectivity features and forecasting and analytics for our customers.
*We can't assure these future projections.

Pre-seed Funding

Join Us!

Eskuad is raising funding to meet the following critical milestones:

1. Hire:
   Customer Engineers, Content Manager, Full stack Developer.
2. Product:
   Develop the platform with Product-led Growth components.
3. Sales:
   Establish a Customer Partner Program, land and expand marketing strategy, product-led growth sales strategy.



Operations
24%
Sales & Marketing
55%
R&D & Product
21%

We will need to hire people and establish a Customer Partner Program, in order to prioritize what features are most important and how they should operate.

*Our goals are based on our current operations, and the percentages are approximations.

Mission

For the planet

Accurately surveying the environment will be crucial to appropriately managing and conserving it in the years to come.

Workers in the field, require better connectivity, better data capturing processes, analytics and forecasting, and predictive models.

Eskuad's mission is to provide the software tools needed to do the essential work to steward the processes related to protecting the environments and natural resources of our planet.

We invite you all to join our squad and help us digitize the world's field

operations.

